News Release

Alexco Commemorates Over Five Years at Keno Hill

May 24, 2012 - Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) is commemorating more than five years of its Keno Hill Operations and the vital community partnerships that help link the company to the historic mining region’s past, present and future.

Alexco owns and operates the Bellekeno mine on its 250 square kilometer property in the Keno Hill Silver District near Mayo in Canada’s Yukon. The District is one of the richest silver regions in the world and will almost certainly see the development of additional mines in the future.

“I’m proud of our entire team at Alexco and the progress we’ve made over the past five years environmentally, operationally and through our social and economic contributions to the territory,” said Alexco President and Chief Executive Officer Clynton Nauman.

“We firmly believe that these varying interests can move forward hand in hand,” continued Nauman. “It is our intention to mine the silver resources in a way that concurrently benefits Yukoners. An excellent example of this ‘win win’ situation is that when we put the Bellekeno mine into commercial production in January 2011 with its current environmental controls, we assumed a taxpayer liability of at least $4 million in water treatment and remediation costs.”

More than 50 per cent of Alexco’s employees are Yukon residents and over 15 per cent of these employees are First Nation citizens. The company’s payroll for its Keno Hill operations exceeds $22 million per year.

Through concerted efforts to continually increase the number of Yukon residents employed in its environmental and operational activities, Alexco participates in various mine training and job placement initiatives. In addition, over the past five years, Alexco has contributed more than $53 million to the region through business with Yukon-based vendors and suppliers, donations to community organizations and local charities and by providing the funds necessary to publish the book “Hills of Silver” by legendary geologist Dr. Aaro Aho that has become a popular tourism acquisition in the area.

“On behalf of our 150 employees, 110 contractors and the numerous service and supply companies we proudly utilize in the territory, we thank Yukoners for their support over the past five years and we look forward to working together for many years to come,” said Nauman.

Through its Alexco Environmental Group (AEG), Alexco has a contractual arrangement to remediate environmental impacts from past mining activities in the Keno Hill Silver District on behalf of the Government of Canada and in partnership with the First Nation of Na-Cho Nyak Dun.

AEG currently treats over one billion liters of water each year in the District and annually prevents about 100,000 kilograms of zinc and other heavy metals from the historic mines from entering the region’s streams. The amount of zinc entering the environment has been reduced by over 90 per cent since Alexco began its environmental activities.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

“Since beginning its reclamation and environmental care and maintenance projects more than five years ago, Alexco has invested more than $17 million to develop the District closure plan, remediate hazards on the property and remove heavy metals from the water,” said Alexco Chief Operating Officer Brad Thrall. “Alexco also shares 50 per cent of the ongoing costs to operate the water treatment sites with the federal government.”

“We are very proud of our unique business model,” continued Thrall. “It is innovative and allows us to benefit from the mineral and mining rights of the entire Keno Hill area and identify the best prospects for future production, while simultaneously enabling us to responsibly manage and advance a scientifically driven program of reclamation of the District.”

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.